UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Assisted Living Concepts, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
04544X300
(CUSIP Number)
Archie W. MacPherson
Vice President Finance
Scotia Investments Limited
3 Bedford Hills Road
Bedford, Nova Scotia B4A 1J5
(902) 832-2510
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 24, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 04544X300
ASSISTED LIVING CONCEPTS, INC.
Explanatory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Scotia Investments Limited with the Securities and Exchange Commission on May 29, 2009 (as hereby supplemented, the “Schedule”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule. This Amendment supplements Item 4 as set forth below.

Item 1.	Security and Issuer.
No material change.

Item 2.	Identity and Background.
No material change.

Item 3.	Source and Amount of Funds or Other Consideration.
No material change.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended and supplemented with the following:
On July 27, 2010, Thornridge Holdings Limited (“Thornridge”) announced that on July 24, 2010, it had entered into a memorandum of understanding with two holding companies which, together with Thornridge, indirectly control Scotia Investments. As reported by Thornridge, the memorandum of understanding sets forth the basis upon which the three holding companies will effect a reorganization of Scotia Investments and its affiliates. Subject to obtaining regulatory approvals in respect of the reorganization and the completion of final documentation, under the reorganization, Thornridge will acquire from Scotia Investments and its affiliates certain private companies and the shares of certain public companies, including all of the shares of Class A Common Stock and Class B Common Stock of Issuer owned directly or indirectly by Scotia as reported in this Schedule. Thornridge, a private corporation existing under the laws of Nova Scotia with its head office in Bedford, Nova Scotia, is wholly owned by Jean Hennigar, a daughter of the late R.A. Jodrey, and her extended family, including her son David J. Hennigar, who is chairman of the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer.
No material change.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
See Item 4.

Item 7.	Material to be Filed as Exhibits.
No material change.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 18, 2010.

SCOTIA INVESTMENTS LIMITED
By:	/s/ Archie W. MacPherson
	Name:	Archie W. MacPherson
	Title:	Vice President Finance